Exhibit 99.1

MEDIROM Mother Labs Partners with TD SYNNEX to Accelerate
National Adoption of “MOTHER Bracelet” and “REMONY”

December 4, 2025, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM”) today announced that its subsidiary, MEDIROM MOTHER Labs Inc. (“MOTHER Labs”), which develops health-tech solutions, has entered into a distributor agreement (the “Agreement”) with TD SYNNEX K.K. (“TD SYNNEX”).

Through the execution of the Agreement, MOTHER Labs will collaborate with TD SYNNEX to leverage its nationwide sales network and extensive expertise in IT product distribution, with the aim of accelerating the nationwide expansion of the recharge-free smart tracker “MOTHER Bracelet®” and the remote health monitoring system “REMONY®,” both developed by MOTHER Labs.

◼︎ Partnership Initiatives

TD SYNNEX is a solution aggregator with a global network spanning more than 100 countries and partnerships with over 1,500 manufacturers, leveraging its extensive product portfolio to deliver optimized solutions that combine both domestic and international IT products. TD SYNNEX also has a proven track record of successfully expanding the adoption of overseas smart trackers in the Japanese market as an authorized distributor. As a partner company of MOTHER Labs, the two organizations will continue to collaborate closely to further promote the nationwide implementation of health management and safety solutions.

◼︎ MOTHER Bracelet®︎, Recharge-Free Smart Tracker

MOTHER Bracelet®︎ is the world’s first* 24/7 recharge-free smart tracker, powered by advanced technology from a Silicon Valley-based tech business that generates electricity from the temperature difference between the body and the surrounding air. As it doesn’t require recharging, it eliminates the data loss that can occur when a device is taken off for charging. This single device can record five fundamental health metrics: heart rate, calories burned, body surface temperature, step count, and sleep.

Official Website: https://mother-bracelet.com

※WPO, PATENTSCOPE, the Japan Science and Technology Agency, J-GLOBAL, and J-PlatPat have confirmed intellectual property related to recharge-free activity tracker utilizing the Seebeck effect (as of July 3, 2021, based on ESP Research)

◼︎ REMONY®︎, Remote Health Monitoring System

‘REMONY’, a remote health monitoring system, developed by MOTHER Labs, combines the wrist-worn recharge-free smart tracker MOTHER Bracelet with a dedicated gateway. The system enables automatic data synchronization and centralized real-time management. Health monitoring with conventional wearables often faces challenges due to data loss during the device recharge period. However, MOTHER Bracelet measures user vital data in real-time 24/7 without needing removal for recharging. As a result, it allows for prompt and early detection of health emergencies and accident prevention with high accuracy. The system is customizable for use in various industries, including elder care, health monitoring for night shift workers, etc.

Features:

-  Measurement and display of heart rate, calories burned, body surface temperature, step count and sleep

-  Various alert functions (fall detection, abnormal heart rate, heatstroke, SOS call, etc.)

-  Automatic notification functions linked to alerts

Company Overview

◼︎ ABOUT MEDIROM MOTHER Labs Inc.

MOTHER Labs is a subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) with a focus on the health-tech sector. The company’s core activities include the “Specific Health Guidance Program” offered through the “Lav” health application and the development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

In addition, through the operation of “Re.Ra.Ku PRO,” a running station designed to support the health management of runners, the company provides healthcare services that integrate real-world engagement with technology.

MEDIROM Healthcare Technologies Inc.
NASDAQ Symbol: MRM
Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en
Contact: ir@medirom.co.jp

◼︎ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

●	changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●	changes in consumer preferences and MEDIROM’s competitive environment;
●	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.